UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

5 September 2006

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Code.
Name of director	Mr C W Goodyear
Date of last notice	24 August 2006
Date issuer informed of transaction	31 August 2006
Date and place of transaction	31 August 2006 on the Australian Stock Exchange

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	31 August 2006
No. of securities held prior to change	871,650
Class	Ordinary fully paid shares in BHP Billiton Ltd
Number acquired	134,501
Number disposed	90,000
Value/Consideration	Exercise @ nil cost Sale @ $27.66 (average price)
No. of securities held after change	916,151
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of 134,501 ordinary fully paid shares following the exercise of Performance Shares and Deferred Shares under the Group Incentive Scheme, and subsequent on-market sale of 90,000 shares in order to meet a tax liability associated with vesting of shares.

The 44,501 shares retained from the exercise are registered in Mr Goodyear's name.

Any additional information

Mr Goodyear has a direct interest in 916,151 ordinary shares in BHP Billiton Limited.

In addition to the above, Mr Goodyear also has an indirect interest in ordinary shares in BHP Billiton Limited held in the form of 41,302 American Depositary Shares. The registered holder is Cede and Company, and they are held on behalf of Mr Goodyear as beneficial owner.

Mr Goodyear also has an indirect interest in shares of BHP Billiton Plc held in the form of 1,000 American Depository Shares. The registered holder is Cede and Company, and they are held on behalf of Mr Goodyear and his wife as beneficial joint owners.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Total number of securities over which options or other rights held at the date of this notice

                    1,575,188             - 1 021 338 vested Options under the ESP and
                                                     GIS over 1 575 188 ordinary shares of BHP
                                                     Billiton Limited

                          15,716             - 14 660 vested Performance Rights under the
                                                      PSP over 15 716 ordinary shares of BHP
                                                      Billiton Limited

                          76,569             - maximum number of GIS Deferred Shares
                                                     (ordinary shares of BHP Billiton Limited)

                     1,100,000             - maximum number of Performance Shares
                                                      (ordinary shares of BHP Billiton Limited)
                                                      under the LTIP

                    ___________________

                    2,767,473                Total

Any additional information	This change is in respect of the exercise of 89,900 Performance Shares and 44,601 Deferred Shares under the BHP Billiton Limited Group Incentive Scheme (GIS).

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 5 September 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary